Exhibit 4.1

Secured Promissory Note

Basic Information

Date: June 15 , 2017

Borrower: Trans American Aquaculture, LLC, a Texas limited liability company

Borrower's Mailing Address: 1022 Shadyside Lane, Dallas, TX 75223

Lender: King's Aqua Farm, LLC, a Texas limited liability company

Place for Payment: 16455 FM 1847, Rio Hondo, TX 78583

Principal Amount: Five Million Six Hundred Thousand and 00/100 Dollars ($5,600,000.00)

Annual Interest Rate: Six Percent (6.0%)

Maturity Date: January 1, 2038

Annual Interest Rate on Matured, Unpaid Amounts: T,en Percent (10%)

Terms of Payment (principal and interest):

An amount equal to Two Hundred Thousand Dollars ($200,000.00) out of the Principal Amount is due and payable on November 1, 2017 and the remainder of the Principal Amount and interest on such remaining Principal Amount are due and payable in equal monthly installments of Thirty Eight Thousand Six Hundred Eighty Seven and 28/100 Dollars ($38,687.28), on the first (1st) day of each month, beginning January 1, 2018 and continuing until the unpaid principal and accrued, unpaid interest have been paid in full. Payments will be applied first to accrued interest and the remainder to reduction of the Principal Amount.

Security for Payment:

This note is secured by a deed of trust and security agreempnt dated June 15 , 2017 from Borrower to Jizhong Wang, trustee. The deed of trust contains a security agreement that covers the personal property described in the deed of trust and the real property described in Exhibit A attached hereto (the "Property").

Other Security for Payment: None

Promise to Pay

Borrower promises to pay to the order of Lender the Principal Amount plus interest at the Annual Interest Rate. This note is payable at the Place for Payment and according to the Terms of Payment. All unpaid amounts are due by the Maturity Date. If any amount is not paid either when due under the Terms of Payment or on acceleration of maturity, Borrower promises to pay any unpaid amount plus interest from the date the payment was due to the date of payment at the Annual Interest Rate on Matured, Unpaid Amounts.

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Notwithstanding the foregoing, Borrower's obligations to make any payment hereunder shall be suspended in the event that Borrower is ready, willing and able to purchase that certain real property nearby the Property (ABST2 - UNSUBDIVIDED SH 19 TR 50 A RR FRT-1 LOT AN-13, the "Wang Property") owned by Jizhong Wang ("Wang") but is not able to make such purchase due to actions, inactions or nonperformance of Wang or for any other reason. The purchase price for the Wang Property shall be $125,000, and Borrower and Wang shall be required to pay for closing expenses and prorations as agreed in separate Real State Contract for that property. In the event of suspension of payments hereunder, Borrower's obligations to make such payments shall resume again once Borrower or any of its affiliates acquire the Wang Property, but it being understood that Borrower shall not be required to make any catch-up payments after the suspension period and the Maturity Date shall be extended for the length of time equal to the suspension period.

Defaults and Remedies

Notwithstanding any other provision of this note, in the event of a default, before exercising any of Lender's remedies under this note or any deed of trust securing or collateral to it, Lender will first give Borrower written notice of default and Borrower will have thirty (30) days after notice is given in which to cure the default. Borrower shall not be deemed to be in default unless it has failed to make a payment hereunder sixty (60) days after its due date.

Attorney's Fees

Borrower also promises to pay reasonable attorney's fees and court and other costs if an attorney is retained to collect or enforce the note. These expenses will bear interest from the date of advance at the Annual Interest Rate on Matured, Unpaid Amounts. Borrower will pay Lender these expenses and interest on demand at the Place for Payment. These expenses and interest will become part of the debt evidenced by the note and will be secured by any security for payment.

Prepayment

Borrower may prepay this note in any amount at any time before the Maturity Date without penalty or premium. Prepayments will be applied to installments on the last maturing principal, and interest on that prepaid principal will immediately cease to accrue. Partial prepayments will be credited to principal; installments will continue as scheduled and interest on that prepaid principal will immediately cease to accrue.

Usury Savings

Interest on the debt evidenced by this note will not exceed the maximum rate or amount of nonusurious interest that may be contracted for, taken, reserved, charged, or received under law. Any interest in excess of that maximum amount will lie credited on the Principal Amount or, if the Principal Amount has been paid, refunded. On any acceleration or required or permitted prepayment, any excess interest will be canceled automatically as of the acceleration or prepayment or, if the excess interest has already been paid, credited on the Principal Amount or, if the Principal Amount has been paid, refunded. This provision overrides any conflicting provisions in this note and all other instruments concerning the debt.

Other Clauses

Each Borrower is responsible for all obligations represented by this note.

When the context requires, singular nouns and pronouns include the plural.

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If any installment becomes overdue for more than fifteen (15) days, at Lender's option a late payment charge of $50.00 may be charged in order to defray the expense of handling the delinquent payment.

This note will be construed under the laws of the state of Texas, without regard to choice-of-law rules of any jurisdiction.

BORROWER:

TRANS AMERICAN
AQUACULTURE, LLC

By: /s/ Cesar Granda

Name: Cesar Granda

Title: Member

ACCEPTED AND AGREED:

LENDER:

KING'S AQUA FARM, LLC

By: /s/ Jizhong Wang

Name: Jizhong Wang
Title: Director/Manager

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